Exhibit 99.1

July 30, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  TO  RELEASE  SECOND  QUARTER FINANCIAL  RESULTS  ON  AUGUST  6,  2014

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the “Company”) announces that it has scheduled the release of its 2014 second quarter financial results after market close on Wednesday, August 6, 2014.  A live webcast and conference call to discuss the results is scheduled for Thursday, August 7, 2014 at 7:00 AM Pacific Daylight Time, 10:00 AM Eastern Daylight Time.  Hosting the call will be Mr. Robert Archer, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or dialing in just prior to the start time.

Live webcast and registration	www.greatpanther.com
U.S. & Canada Toll-Free	1-800-761-0069
International Toll	+1-212-231-2913

No pass-code is necessary to participate in the conference call.

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: Topia and the Guanajuato Mine Complex, which includes the new San Ignacio satellite mine.  The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & CEO 1-888-355-1766 1-604-608-1766	Mariana Fregonese Director Corporate Communications and Sustainability 1-888-355-1766 1-604-608-1766